Mail Stop 3561

June 19, 2009

John W. McReynolds, President and Chief Financial Officer
Energy Transfer Equity, L.P.
3738 Oak Lawn Avenue
Dallas, Texas 75219

Kelcy L. Warren, Chief Executive Officer
Energy Transfer Partners, L.P.
3738 Oak Lawn Avenue
Dallas, Texas 75219

> **Re:** **Energy Transfer Equity, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Form 10-Q for the Quarter Ended March 31, 2009**
> **Filed May 11, 2009**
> **File No. 1-32740**
>
> **Energy Transfer Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Form 10-Q for the Quarter Ended March 31, 2009**
> **Filed May 11, 2009**
> **File No. 1-11727**

Dear Messrs. McReynolds and Warren:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in

John W. McReynolds
Energy Transfer Equity, L.P.
Kelcy L. Warren
Energy Transfer Partners, L.P
June 19, 2009
Page 2

your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1. In order to facilitate this review, we have not repeated comments for issues that may be applicable to Energy Transfer Partners, L.P. To the extent any comment applies to more than one registrant, please address the comment individually for each separate registrant. Unless stated otherwise, when we reference a page number it is a reference to a page in the Form 10-K of Energy Transfer Equity, L.P.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 97

2. Please present summarized market risk information for the preceding fiscal year. In addition, please discuss the reasons for any material quantitative changes in market risk exposure, if any, between the current and preceding fiscal years. Refer to Item 305(a)(3) of Regulation S-K. Also, with respect to your Form 10-Q for the quarter ended March 31, 2009, please discuss the sources and effects of material changes, if any, in your market risks between December 31, 2009 and March 31, 2009. Please see Item 305(c) of Regulation S-K.

Item 10. Directors, Executive Officers and Corporate Governance, page 180

3. Please indicate if Energy Transfer Equity has any independent directors based on the independence standards applicable to you under paragraph (a)(1) of Item 407 of Regulation S-K.

Item 11. Executive Compensation, page 184

Compensation Discussion and Analysis, page 184

Components of Executive Compensation, page 187

4. We note your disclosure on page 189 that "[i]n October 2008, the Compensation Committee determined that, of the unit awards subject to the achievement of performance objectives, 25% of the ETP Common Units subject to such awards eligible to vest on September 1, 2007 became vested and 75% of the awards were forfeited based on ETP's performance for the twelve-month period ended August 31, 2008. In October 2008, the Compensation Committee approved a special grant of new unit awards that entitled each holder to receive a number of ETP Common Units equal to the number of ETP Common Units forfeited as of

John W. McReynolds
Energy Transfer Equity, L.P.
Kelcy L. Warren
Energy Transfer Partners, L.P
June 19, 2009
Page 3

September 1, 2007, which new unit awards became fully vested on October 15, 2008."
Please discuss the factors that your Compensation Committee considered in making the
special grant and for the unit awards to immediately become vested.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 202

5. Please describe your policies and procedures for the review, approval and ratification
    procedures of related party transactions of any transaction required to be reported under
    paragraph (a) of Item 404 of Regulation S-K. Refer to Item 404(b) of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules, page 204

6. Please file complete copies of material agreements, including all exhibits, schedules and
    attachments. See Item 601(b)(10) of Regulation S-K. For example, we note that you have
    not provided the schedules and exhibits to the following agreements:

    •   First Supplemental Note Purchase Agreement dated as of May 24, 2001 to the August 10,
        2000 Note Purchase Agreement;

    •   Redemption Agreement, dated as of September 14, 2006, between Energy Transfer
        Partners, L.P. and CCE Holdings, LLC

    While Item 601(b)(2) of Regulation S-K permits you to provide omitted information
    supplementally, there is not a similar provision in Item 601(b)(10) of Regulation S-K. The
    above are examples only, please review your material agreements and re-file complete
    agreements as necessary.

Form 10-Q for the Quarter Ended March 31, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results…, page 37

Liquidity and Capital Resources, page 44

ETP, page 44

7. We note your statement in the third bullet point on page 45 that you expect to contribute
    between $345 million and $365 million during the last nine months of 2009 to Midcontinent
    Express Pipeline LLC (MEP), a joint venture with Kinder Morgan Energy Partners, L.P.
    You also state that if MEP obtains long-term financing in 2009 following completion of the
    base project, an additional capital contribution of $200 million to $250 million may be
    required. Please discuss why this additional capital contribution may be required if MEP

John W. McReynolds
Energy Transfer Equity, L.P.
Kelcy L. Warren
Energy Transfer Partners, L.P
June 19, 2009
Page 4

obtains long-term financing, and please discuss what additional capital contribution may be required if they do not receive long-term financing. Also, please state if the $200 million to $250 million is your obligation alone, or if your joint venture partner is obligated to provide a portion of this additional financing.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If you amend one of your filings, you may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

John W. McReynolds
Energy Transfer Equity, L.P.
Kelcy L. Warren
Energy Transfer Partners, L.P
June 19, 2009
Page 5

You may contact Robert W. Errett, Staff Attorney, at (202) 551-3225, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director